Exhibit 99.6

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Energy Trust (the “Trust”) for the three and six months ended June 30, 2005, and the audited consolidated financial statements and MD&A of Penn West Petroleum Ltd. (“Penn West”) for the year ended December 31, 2004. Due to the conversion of Penn West to an income trust on May 31, 2005, the second quarter results ended June 30, 2005 included operations for one month of the Trust and two months of Penn West. To facilitate meaningful comparisons, the financial results of the Trust are presented on a continuity of interest basis as if it historically carried on the business of Penn West. The date of this MD&A is August 5, 2005.

References to cash flow, cash flow per unit-basic, cash flow per unit-diluted, and netbacks included in this MD&A are considered non-generally accepted accounting principles (“GAAP”) measures and may not be comparable to similar measures provided by other issuers. Cash flow represents cash flow from operating activities before changes in non-cash working capital, cash option payments and expenditures on abandonments. Management utilizes cash flow and netbacks to assess financial performance and the capacity of the Trust to finance distributions to unitholders and future capital projects.

Notes to Reader

This document contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgements with respect to the future including, but not limited to, the outlook for commodity prices and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict. As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

All dollar amounts contained in this document are expressed in millions of Canadian dollars unless noted otherwise.

The calculations of barrels of oil equivalent (“boe”) are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil, however, this could be misleading if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The business environment in which the Trust operates continues to reflect strong oil and natural gas prices, low interest rates and a stable regulatory environment.

Quarterly Financial Summary ($millions, except per unit amounts)

	2005 (unaudited)		2004				2003
Three months ended	June 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30

Gross revenues (1)	$424.2	$405.3	$400.5	$384.3	$390.4	$346.1	$310.5	$331.4

Cash flow (2)	257.0	260.1	237.8	236.5	211.2	181.2	193.7	204.8
Basic per unit (3)	1.58	1.61	1.47	1.46	1.31	1.12	1.20	1.27
Diluted per unit (3)	1.49	1.58	1.44	1.44	1.29	1.11	1.18	1.26

Net income (1)	59.7	66.9	68.6	76.7	65.5	61.0	38.8	77.4
Basic per unit (3)	0.37	0.41	0.42	0.48	0.41	0.38	0.24	0.48
Diluted per unit (3)	$0.34	$0.41	$0.42	$0.47	$0.40	$0.37	$0.24	$0.47

Production
Liquids (bbls/day)	50,633	53,162	53,781	52,966	54,316	51,245	47,079	46,060
Natural gas (mmcf/d)	295.7	289.1	307.4	316.0	329.8	312.0	314.4	339.9
Oil equivalent (boe/day)	99,910	101,343	105,007	105,639	109,280	103,237	99,479	102,712

(1)          The 2003 comparative figures have been restated to reflect the required retroactive implementation of accounting for Asset Retirement Obligations - see note 11 to the audited annual consolidated financial statements for the year ended December 31, 2004.

(2)   Cash flow is a non-generally accepted accounting principles (“GAAP”) term and represents cash flow from operating activities before changes in non-cash working capital, cash option payments and expenditures on abandonments.

(3)          Per unit figures for the periods prior to June 30, 2005 have been restated to reflect the conversion of Penn West common shares to trust units using an exchange ratio of three trust units per share pursuant to the plan of arrangement.

Plan of Arrangement

On May 27, 2005, the shareholders approved the proposed reorganization of Penn West into an income trust as described in the plan of arrangement dated April 22, 2005. Court approval was obtained on the effective date of the conversion, May 31, 2005. Penn West shareholders received three units of the Trust for each Penn West share. The Trust commenced operations on May 31, 2005 with a new business mandate and legal structure pursuant to the trust indenture dated April 22, 2005, as amended and restated on May 27, 2005. The Trust assumed all assets and liabilities previously held by Penn West.

Prior to the income trust conversion, the consolidated financial statements included the accounts of the Company and its subsidiaries and partnerships. The consolidated financial statements of the Trust have been prepared on a continuity of interest basis, as if the Trust historically carried on the business of Penn West, and include the financial results of Penn West to May 31, 2005 and the Trust for the month of June 2005. Per unit figures of comparative periods have been restated to reflect the conversion ratio of three units of the Trust for each share of Penn West.

Reorganization costs of $36 million, relating to financial advisors, legal fees, short year tax rate differences and additional capital taxes associated with the plan of arrangement were charged to accumulated earnings in the second quarter of 2005. In addition, as Penn West’s stock option plan contained a cash payment alternative, $53 million related to canceling outstanding options was charged to income in the second quarter of 2005. At the end of May 2005, Penn West made cash payments of $81 million for the surrender of the remaining vested and unvested stock options pursuant to the plan of arrangement and the terms of the stock option plan.

Oil and Natural Gas Revenues

Higher prices for both crude oil and natural gas were partially offset by lower production resulting in revenues of $830 million for the six months ended June 30, 2005 up from $737 million in the first half of 2004. Production of crude oil and liquids decreased two percent to 51,890 bbls per day from 52,780 bbls per day in 2004. Production of natural gas averaged 292 mmcf per day in the first half of 2005, down from 321 mmcf per day in 2004. The average price received for natural gas in the first six months of 2005 was $7.26 per mcf up eight percent from $6.73 per mcf in 2004 and the average crude oil and liquids price increased 33 percent from $35.77 per bbl in the first six months of 2004 to $47.40 per barrel in 2005.

Revenues increased by nine percent to $424 million during the second quarter (Q2) of 2005 from $390 million in Q2 2004. The average production of natural gas declined by 10 percent to 296 mmcf per day in the quarter from 330 mmcf per day in Q2 2004, and production of crude oil and liquids decreased seven per cent to 50,633 bbls per day in the quarter from 54,316 bbls per day in Q2 2004. The average natural gas price received increased by five percent to $7.41 per mcf in the quarter from $7.03 per mcf in Q2 2004, and the average crude oil and liquids price jumped by 34 percent to $48.81 per bbl in the period from $36.30 per bbl in Q2 2004.

Increases (Decreases) in Gross Revenues for the six months ended June 30 ($ millions)

Gross revenues – 2004	$736.5
Decrease in light oil and NGL production	(21.3)
Increase in light oil and NGL prices	112.4
Increase in conventional heavy oil production	9.9
Increase in conventional heavy oil prices	0.6
Decrease in natural gas production	(36.8)
Increase in natural gas prices	28.2
Gross revenues – 2005	$829.5

Royalty Expenses

The average royalty rate in Q2 2005 was 18 percent, down from 19 percent in Q2 2004 and the same as the rate incurred in the first quarter of 2005. The royalty rate reflects an oil and liquids royalty rate of 15 percent, down slightly from 17 percent in Q2 2004, and a natural gas royalty rate of 20 percent, the same rate that was realized in Q2 2004.

Operating Expenses

Operating expenses of $159 million incurred in the first half of 2005 were seven percent higher compared to $148 million in the first half of 2004. Per unit operating costs increased 14 percent to $8.70 per boe from $7.66 per boe in the first half of 2004. The unit cost increase is attributable to an increase in the proportion of crude oil in the production mix (which increased to 52 percent of total production in the period from 50 percent in 2004), and to higher general field service costs arising from increases in fuel and labour rates.

General and Administrative Expenses

Gross expenses of $23 million were up 15 percent from $20 million in the first half of 2004 reflecting increased staffing and salary levels. Net general and administrative expenses of $11.2 million in the period also reflect these changes in compensation and were up 49 percent from $7.5 million in the first half of 2004. On a per unit basis, net expenses were $0.61 per boe in the first six months of 2005, up 56 percent from $0.39 per boe for the same period of 2004. This increase is in line with expectations due to higher compensation costs to retain staff.

Interest Expense

Interest expense for the first half of 2005 amounted to $9.8 million, an increase of 14 percent from $8.6 million in the same period of 2004. The increase is due to higher average interest rates in the 2005 period.

Depletion, Depreciation and Accretion

Depletion, depreciation and the accretion provision increased by eight percent to a total of $214 million in the first half of 2005 from $197 million in the same period of 2004. This was a direct result of an increase in the depletion rate. Average unit costs increased by 15 percent to $11.73 per boe in the period from $10.20 per boe in the same 2004 period. Accretion of the asset retirement obligation was $10.3 million in the six months ending June 30, 2005 compared to $6.8 million for the comparable 2004 period.

Foreign Exchange

During Q1 2005, the Company converted US $205 million of its US denominated borrowings to Canadian dollars at an average exchange rate of $0.829 CAD/USD resulting in a realized foreign exchange gain of $63 million. As at March 31, 2005, the Company had $85 million of US denominated debt. In May 2005, the Company converted its remaining US $85 million of US denominated borrowings to Canadian dollars at an average exchange rate of $0.803 CAD/USD and realized an additional $22.8 million foreign exchange gain. As at June 30, 2005, the Trust had no foreign currency denominated debt. The translation of the US denominated debt outstanding during the quarter to Canadian dollars resulted in a net foreign exchange loss in Q2 2005 of $3.0 million compared to $4.6 million at the end of the second quarter of 2004.

Unit-Based Compensation

Upon conversion to an income trust at the end of May 2005, all previously unvested stock options vested in accordance with the terms of the Penn West stock option plan and the plan of arrangement. Option holders had several alternatives in respect to options vesting on conversion including a cash payment, purchasing Penn West shares at the option exercise price or carrying the option forward. Of the total unit-based compensation charge of $72.2 million in 2005, $53.3 million represented the cash paid to option holders in the second quarter of 2005 in excess of the previously recorded stock-based compensation liability. Penn West paid $81 million at the end of May 2005 to option holders who elected to receive cash for surrendering stock options that were outstanding at the time of the trust conversion. The impact of these payments was expensed in Q2 2005, and not attributed to the conversion, consistent with the accounting recommendations applicable when option holders have a right to receive cash consideration in exchange for surrendering stock options.

Taxes

In Q2 2005, the $14 million cash income tax provision was consistent with $13 million in the same period of 2004. The cash income tax provision for the first six months of 2005 was $54 million compared to  $23 million in the 2004 period due to higher cash flows in 2005. The trust conversion on May 31, 2005 resulted in a short tax year that accelerated $217 million of cash income taxes as a significant amount of Penn West’s taxable income was earned in a partnership. The $14 million Q2 2005 cash income tax provision was based on the estimated amounts that would have been recorded if the trust conversion did not occur. In addition to amounts provided for current income taxes to May 31, 2005, the current tax liability was increased by $159 million of which $146 million was a reduction to the future income tax liability and the $13 million was the resulting tax rate difference recorded as a restructuring charge. The tax plan, formulated at the time of the trust conversion, forecasted income tax losses in the taxation year subsequent to May 31, 2005. If realized, these tax losses will be carried back to generate a cash tax recovery. Due to the uncertainty of realizing this recovery, no income tax benefit for these potential losses has been recorded in the unaudited interim consolidated financial statements. To the extent realized in the future, the tax benefit on the losses will be recorded as an increase to the future income tax liability.

The trust conversion also impacted capital taxes in Q2 2005. Part of the plan of arrangement consisted of the conveyance of properties from a partnership to a corporation. This transaction increased taxable capital in the corporation for 2005 however will not apply in 2006 and beyond.

The provision for future income taxes in Q2 2005 of $11 million compares to a future tax provision of $31 million in the same period of 2004. Future income taxes in the first six months of 2005 were $14 million compared to the future income tax provision of $28 million in the same period of 2004. The 2005 future income tax provision reflect a future tax recovery related to the trust distribution of $0.26 per trust unit payable July 15, 2005 to unitholders of record on June 30, 2005. In the first quarter of 2004, a $20 million future income tax recovery was recorded to reflect the 2004 tax rate reduction enacted by the Government of Alberta.

Capital Expenditures

Capital expenditures of $301 million in the first half of 2005 consisted of $32 million of net property acquisitions and $269 million of exploration and development spending. For the same period in 2004, capital expenditures were $530 million consisting of $233 million of net property acquisitions and $297 million of exploration and development spending. The decrease in 2005 capital expenditures over the same period in 2004 reflects the February 2004 acquisition of oil and natural gas assets and undeveloped land in southwest Saskatchewan for $234 million.

Cash Flow and Net Income

Cash flow for the second quarter of 2005 increased 22 percent to $257 million ($1.58 basic per unit) from $211 million ($1.31 basic per unit) in Q2 2004. This increase resulted from higher oil and natural gas prices partially offset by higher operating costs. Net income of $60 million ($0.37 basic per unit) in the second quarter of 2005 was down from $66 million ($0.41 basic per unit) in Q2 2004 due mainly to the impact of the future tax rate recovery and foreign exchange gains boosting prior period results. In the 2005 periods, pre-tax income was reduced by $53 million due to the payout of outstanding stock options in accordance with the plan of arrangement and the terms of the stock option plan.

Cash flow in the first six months of 2005 of $517 million ($3.19 basic per unit) compares to $392 million ($2.43 basic per unit) in the same period of 2004. During this period, higher average oil and natural gas price realizations were partially offset by lower average production volumes and higher operating costs. Net income in the first six months of 2005 of $127 million ($0.78 basic per unit) compares to $127 million ($0.78 basic per unit) in the first half of 2004.

Operating netbacks of $28.78 per boe for the first six months of 2005 were 24 percent higher than the $23.21 per boe in the comparable 2004 period due to higher oil and natural gas prices partially offset by higher royalty and operating costs.

Liquidity and Capital Resources

The capital program in the first six months of 2005 was funded using internally generated cash flow, and by modestly using bank lines of credit. Bank debt at the end of Q2 2005 was $576 million compared with $503 million at December 31, 2004 and $726 million at the end of Q2 2004. In the second quarter of 2005, the Trust entered into a new, three year revolving, syndicated credit facility with an aggregate borrowing limit of $1,170 million and a $50 million operating facility. The facility contains provision for stamping fees of 65 to 115 basis points and standby fees of 15 to 22.5 basis points depending on the Trust’s consolidated bank debt to earnings before interest, taxes and depreciation and depletion (“EBITDA”) ratio. The facility contains the following financial covenants:

•                  Consolidated bank debt to EBITDA shall be less than 3:1 except in certain circumstances and shall not exceed 3.5:1;

•                  Consolidated total debt to EBITDA shall be less than 4:1;

•                  Consolidated bank debt to total trust capitalization shall not exceed 50 percent except in certain circumstances and shall not exceed 55 percent.

During the first six months of 2005, Penn West paid dividends of $17.5 million (2004 - $94.1 million). The Trust plans to distribute approximately 60 percent of its cash flow with the remaining 40 percent reinvested in exploitation and development projects. The first monthly cash distribution of the Trust, in the amount of $42 million, $0.26 per trust unit, was paid on July 15, 2005 to unitholders of record on June 30, 2005. On July 20, 2005, the Trust announced the next monthly distribution of $0.26 per trust unit, payable on August 15, 2005 to unitholders of record on July 29, 2005.

As at June 30, 2005, the Trust had WTI crude oil collars on 20,000 barrels per day to December 31, 2006. The collars, acquired at no cost to the Trust, have an average floor price of US$47.50 and an average ceiling of US$67.86. Other financial instruments are limited to Alberta electricity contracts, with positive mark-to-market values, as summarized in note 8 to the unaudited interim consolidated financial statements.

Outlook

The outlook for oil and natural gas prices remains very strong, and light to heavy oil differentials narrowed in the second quarter of 2005 further improving the Trust’s anticipated netbacks. For 2005, we are forecasting combined capital expenditures, both as an exploration/production company and as an income trust, of $500 to $600 million. For the full year 2005, we are forecasting this capital program will fund approximately 300 net wells. Subsequent to the conversion to an income trust, capital expenditures are limited to approximately 40 percent of forecast cash flow with trust unit distributions accounting for the remaining 60 percent of cash flow. Estimated average 2005 production remains between 98,000 and 101,000 boe per day. Based on an average forecast WTI oil price of US$55.00 per barrel and a $7.65 per mcf natural gas price for the remainder of 2005, forecast after tax cash flow for 2005 is estimated to be in excess of $1 billion.

Sensitivity Analysis

This news release includes forward-looking statements (forecasts) under applicable securities laws. These statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Sensitivities to selected key assumptions are outlined in the table below.

Change of:	Impact on cash flow*	Impact on net income*

$1.00 per barrel of liquids price Per trust unit, basic	15.0 0.09	9.6 0.06
1,000 barrels per day in liquids production Per trust unit, basic	16.3 0.10	7.7 0.05
$0.10 per mcf of natural gas price Per trust unit, basic	8.1 0.05	5.2 0.03
10 mmcf per day in natural gas production Per trust unit, basic	20.9 0.13	8.8 0.05
$0.01 in $US/$CAD exchange rate Per trust unit, basic	21.2 0.13	13.3 0.08

*$ millions, except per unit amounts. The net income impact assumes that the distribution levels are not adjusted for changes in cash flow thus reducing the incremental tax rate.

Commitments

We are committed to certain payments over the next five calendar years as follows:

($ millions)	2005	2006	2007	2008	2009	Thereafter
Transportation	10.3	17.1	13.0	7.5	3.8	3.0
Transportation ($US)	1.7	3.4	1.7	1.6	1.6	9.3
Electricity	1.9	2.0	2.0	2.0	2.0	3.2
Office lease	2.7	5.3	4.5	4.2	4.2	3.5

Equity Instruments

Trust units issued
As at June 30, 2005 ***	163,138,268
Issued to employee savings plan	28,613
As at August 5, 2005	163,166,881

Trust unit rights outstanding
As at June 30, 2005 ***	7,546,000
Granted	25,050
Exercised for trust units	—
Forfeited	—
As at August 5, 2005	7,571,050

*** See notes 6 and 7 to the unaudited interim consolidated financial statements

Accounting Pronouncements

Earnings Per Share:

Effective January 1, 2005, this accounting pronouncement requires the number of incremental shares included in year-to-date diluted earnings per share calculations be computed using the average market price of common shares for the year-to-date period. It also stipulates that contracts that could be settled in cash or common shares are assumed settled in common shares if share settlement is more dilutive. Shares to be issued upon conversion of convertible instruments with mandatory conversion features would be included in the basic weighted average earnings per share calculation from the date of mandatory conversion. These changes did not materially impact the Trust’s reported diluted earnings per share amounts.

Consolidation of Variable Interest Entities:

Effective January 1, 2005, this accounting guideline addresses the circumstances where an entity has control of another entity through arrangements other than share ownership. The accounting guideline requires an enterprise to consolidate the entity when that enterprise has a variable interest that will absorb a majority of the entity’s returns or losses. The Trust does not currently have any such arrangements.

Financial Instruments, Other Comprehensive Income:

This pronouncement, effective for fiscal year ends beginning on or after October 1, 2006, addresses when to recognize, and how to measure, a financial instrument on the balance sheet and how gains and losses are to be presented. An additional financial statement, other comprehensive income, will be required. Once implemented, the fair value of financial instruments, designated as hedges, will be included on the balance sheet as an equity item with the related mark-to-market gain or loss recognized in other comprehensive income. Consistent with current practice, financial instruments not designated as hedges will be valued at market with any related gains and losses recognized in net income of the period.